EXHIBIT 5.1

WICKERSHAM & MURPHY
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
430 CAMBRIDGE AVENUE, SUITE 100
PALO ALTO, CALIFORNIA 94306
TELEPHONE: (650) 323-6400
FAX: (650) 323-1108

October 4, 2010

S&W Seed Company
25552 South Butte Avenue
Five Points, CA 95624

Re: Offering of up to 750,000 Shares of Common Stock Pursuant to the S&W Seed Company 2009 Equity Incentive Plan

Gentlemen:

We have examined the Registration Statement on Form S-8 (the "**Registration Statement**") to be filed by S&W Seed Company, a Delaware corporation (the "**Registrant**" or "**you**"), with the Securities and Exchange Commission on or about the date hereof, in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of 750,000 shares of your Common Stock, $.001 par value (the "**Shares**"), reserved for issuance under the 2009 Equity Incentive Plan (the "**Plan**"). As your legal counsel, we have reviewed the actions proposed to be taken by you in connection with the issuance and sale of the Shares to be issued under the Plan.

We have examined the originals, or photostatic or certified copies, of such records of the Company and certificates of officers of the Company and of public officials and such other documents as we have deemed relevant and necessary as the basis for the opinions set forth below. In our examination, we have assumed the genuineness of all signatures, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies.

Based upon the foregoing examination and in reliance thereon, and subject to the assumptions stated and in reliance on statements of fact contained in the documents that we have examined, we are of the opinion that the Shares, when issued and sold in accordance with the terms set forth in the Plan and against payment therefor, and when the Registration Statement has become effective under the Securities Act, will be validly issued, fully paid and non-assessable.

We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to the use of our name wherever appearing in the Registration Statement and any amendments thereto. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission.

Very truly yours,

/s/ Wickersham & Murphy, P.C.

Wickersham & Murphy
a Professional Corporation